Exhibit 99.1
NewLead Holdings Ltd.
Receives NASDAQ Notification Letter Regarding
Minimum Bid Price Rule
PIRAEUS, Greece, February 12, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (the “Company” or “NewLead”) announced today that on February 8, 2010 the Company received written notification from The Nasdaq Stock Market, LLC (“NASDAQ”) indicating that because the closing bid price of the Company’s common stock for the previous 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Global Select Market, the Company is not in compliance with Nasdaq Listing Rule 5450(a)(1).
NewLead’s common stock will continue to be listed and traded on The Nasdaq Global Select Market during the applicable grace period of 180 calendar days. During the grace period, the Company may regain compliance with the minimum bid price requirement by maintaining a closing bid price at or above $1.00 per share for at least ten consecutive business days pursuant to Listing Rule 5810(c)(3)(A). Beyond this 180-day period ending August 9, 2010, the Company may also be eligible for an additional grace period provided it demonstrates compliance with all the initial standards for listing on The Nasdaq Capital Market as set forth in Listing Rule 5505, with the exception of the minimum bid price.
The Company continues to monitor its closing bid price and is considering its options in order to regain compliance with the bid price requirement.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tanker and dry bulk vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns dry bulk vessels, three Capesize, secured on period charters.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ‘‘forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor and Media Contact:
Laura A. Kowalcyk, Account Supervisor
CJP Communications
+1 (212) 279 3115 ext. 209

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